Room 4561

April 25, 2007

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

>   **Re: Pacific Webworks, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**

Dear Mr. Larsen:

We have reviewed your response to our comment letter dated March 8, 2007 in connection with the above referenced filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Revenue Recognition, pages 20-21

1.   We understand that you recognized revenue upon billing your customers on a monthly basis prior to 2007. We further understand that you would record bad debt expense shortly after billing upon learning that payments had been rejected by credit card companies or banks (e.g., insufficient funds). This policy resulted in recording revenue for the gross amount billed to a customer despite knowing

almost immediately (within the same day in many cases) that the amount recorded was not collectible. Based on these facts and your representations to us that you did not perform any evaluation of collectibility beyond ensuring that a signed agreement and valid credit card existed, it does not appear to us that you would have been able to conclude that collection was reasonably assured upon billing. Absent any additional evaluation procedures, approval from the financial institutions or subsequent cash receipt appears to have been your first and only verifiable evidence suggesting that collection was reasonably assured. Even if such additional procedures had been performed in support of collectibility, we would be highly skeptical of any conclusion that resulted in recognizing revenue upon billing given the short time period between billing and rejection and the frequency in which these fees were not collected. Please restate your financial statements accordingly or tell us why a restatement is not necessary.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief